SO 2/21/03

K 2/20

03002024

SECU 03002024 ⁾MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 11 2003 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 51970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Finance US Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David R. Portnoff (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALPHA FINANCE U.S. CORPORATION

State of New York)
) ss:
County of New York)

February 3, 2003

OATH OR AFFIRMATION

I, Constantinos G. Grigoriadis, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Alpha Finance U.S. Corporation as of December 31, 2002, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

Subscribed and
Sworn to before me this
3rd day of February 2003

Notary Public

Constantinos G. Grigoriadis
President and CEO

Barbara F. Sanders
Notary Public, State of New York
Registration #01SA6036485
Qualified in Bronx County
My Commission Expires Jan. 24, 2002

410 Park Avenue
New York, N.Y. 10022

Tel: (212) 656 9100
Fax: (212) 656 9137
www.AlphaFinanceUS.com

KPMG

ALPHA FINANCE US CORPORATION

(A Wholly Owned Subsidiary of Alpha Bank AE)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Stockholder of
Alpha Finance US Corporation:

We have audited the accompanying statement of financial condition of Alpha Finance US Corporation (the Company) (a wholly owned subsidiary of Alpha Bank AE) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of the statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of the statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alpha Finance US Corporation as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 3, 2003

ALPHA FINANCE US CORPORATION
(A Wholly Owned Subsidiary of Alpha Bank AE)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	2,863,664
Due from brokers and dealers		140,776
Due from affiliate		79,067
Property and equipment, net of accumulated depreciation and amortization of $642,209		292,409
Other assets		85,699
Total assets	$	3,461,615

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	36,061
Obligation under capital lease		28,443
Total liabilities		64,504
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized and 288.42 shares issued and outstanding		3
Paid-in capital		8,652,797
Accumulated deficit		(5,255,689)
Total stockholder's equity		3,397,111
Total liabilities and stockholder's equity	$	3,461,615

See accompanying notes to the statement of financial condition.

ALPHA FINANCE US CORPORATION
(A Wholly Owned Subsidiary of Alpha Bank AE)

Notes to the Statement of Financial Condition

December 31, 2002

(1) Organization

Alpha Finance US Corporation (the Company) is a wholly owned subsidiary of Alpha Bank AE (the Parent), a Greek financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company was incorporated on April 21, 1999 and commenced operations on February 24, 2000.

The Company offers, on an agency basis, research, execution, and clearing services for Greek and other European equities and fixed income products to U.S. qualified institutional, accredited, and retail investors, including initial public offering, private placements, asset management services, American Depositary Receipts, and Global Depositary Receipts.

The Company also offers brokerage services to U.S., Greek, and other European retail, private, and institutional investors for U.S. securities.

(2) Summary of Significant Accounting Policies

Commission income is recorded on a trade-date basis.

Property and equipment are depreciated under the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful lives of the improvements.

Amounts due from affiliate and brokers and dealers mainly represent commissions, which are denominated in U.S. dollars.

The Company considers investments in money markets funds and other highly liquid investments with original maturities of up to three months to be cash equivalents.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from these estimates.

(3) Related Party Transactions

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. More specifically, the Company executes orders on an agency basis through affiliated companies (broker-dealers) of the Parent in Greece, Cyprus, and Romania. Institutional customers of the Company settle and clear these trades locally on delivery versus payment or receipt versus payment (DVP/RVP) basis. The Company's commission on foreign securities transactions are collected by the Parent and remitted periodically. In connection with these activities, due from affiliate include balance with Parent of $16,397.

(Continued)

(4) **Net Capital**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debt items arising from customer transactions, as defined. At December 31, 2002, the Company's net capital under the Rule was $2,883,423 which exceeded the minimum requirement of $250,000 by $2,633,423.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully disclosed basis and under paragraph (k)(2)(i) for all foreign transactions cleared on DVP/RVP basis.

(5) **Income Taxes**

The Company provides all income taxes in accordance with the asset and liability method and recognized deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities. Deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities, and available carryforwards. At December 31, 2002, net operating loss carryforwards gave rise to a deferred tax asset of $2,393,699, for which a full valuation allowance is provided due to uncertainty of its realization.

(6) **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the market value of the security is different from the contract amount of the transaction.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

(7) **Capital Lease**

The Company leases certain computer equipment under a noncancelable lease which expires in 2004. Commitments for minimum rentals under this lease at December 31, 2002 are $28,443.

ALPHA FINANCE US CORPORATION
(A Wholly Owned Subsidiary of Alpha Bank AE)

Notes to the Statement of Financial Condition

December 31, 2002

(8) Commitments

The Company entered into a lease for office space which expires in 2004. Minimum rentals under this lease agreement are as follows:

		Minimum lease obligation
Year ending December 31:		
2003	$	224,475
2004		187,062
Total future minimum lease payments	$	411,537

(9) Employees Benefits

The Company participates in a 401(k) savings plan covering substantially all full-time employees. Under the provisions of Internal Revenue Service Code Subsection 401(k), employees are entitled to contribute voluntary, tax-deductible contributions within specified limits. The Company matches employee contributions at 100%, from 1% up to a maximum of 6% of an employee's base pay.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder of
Alpha Finance US Corporation:

In planning and performing our audit of the financial statements of Alpha Finance US Corporation (the Company) (a wholly owned subsidiary of Alpha Bank AE) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 3, 2003